

Patrick Glanville · 3rd

 3 Some Chocolates

Chief Executive Officer at 3 Some Chocolates

Greater New York City Area · 11 connections · **Contact info**

Experience



Chief Executive Officer
3 Some Chocolates · Self-employed
Jan 2017 – Present · 3 yrs

CEO and Founder of 3 Some Chocolates
Developed & Built Company
Creator of Recipes
Marketing and Customer Outreach



Operations Supervisor
Saks Fifth Avenue · Full-time
Jan 2011 – Mar 2014 · 3 yrs 3 mos
Greater New York City Area

Developed plans and supervised various departmental meetings and participate in various growth based campaigns.

Analyzed and ensured better result to fulfill all business requirements.   ...see more



Asset Protection Specialist
The Home Depot · Full-time
Feb 2009 – Jan 2011 · 2 yrs
Greater New York City Area

Provided exceptional customer service and drove sales and profitability by ensuring a safe and secure store environment.
Conducted internal and external investigations in compliance with
company policy and procedures   ...see more

Skills & Endorsements

Sales

Marketing

Customer Service

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Interests

3 Some Chocolates
12 followers